January 24, 2024

Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares; File Nos. 333-214796, 811-23214

Dear Mr. Bellacicco:

On November 22, 2023, GraniteShares ETF Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of GraniteShares 1.5x Long NVDA Daily ETF, GraniteShares 1.5x Long COIN Daily ETF, GraniteShares 1.75x Long BABA Daily ETF, GraniteShares 1.5x Long META Daily ETF, GraniteShares 1.75x Long GOOGL Daily ETF, GraniteShares 1.5x Long AMZN Daily ETF, GraniteShares 1.75x Long AAPL Daily ETF, GraniteShares 1.25x Long AMD Daily ETF, GraniteShares 1.25x Long PLTR Daily ETF, GraniteShares 1.5x Long UBER Daily ETF, GraniteShares 1.5x Long DIS Daily ETF, GraniteShares 1.25x Long F Daily ETF, GraniteShares 1.5x Long NVDA Daily ETF, GraniteShares 1.5x Long COIN Daily ETF, GraniteShares 1.75x Long BABA Daily ETF, GraniteShares 1.5x Long META Daily ETF, GraniteShares 1.75x Long GOOGL Daily ETF, GraniteShares 1.5x Long AAL Daily ETF, GraniteShares 1.5x Short AAL Daily ETF, GraniteShares 1.75x Short AAPL Daily ETF, GraniteShares 1.25x Short AMD Daily ETF, GraniteShares 1.5x Short COIN Daily ETF, GraniteShares 1.5x Long JPM Daily ETF, GraniteShares 1.5x Short JPM Daily ETF, GraniteShares 1.5x Long LCID Daily ETF, GraniteShares 1.5x Short LCID Daily ETF, GraniteShares 1.5x Short META Daily ETF, GraniteShares 1.5x Short NVDA Daily ETF, GraniteShares 1.5x Long RIVN Daily ETF, GraniteShares 1.5x Short RIVN Daily ETF, GraniteShares 1.75x Long TSLA Daily ETF, GraniteShares 1.5x Short TSLA Daily ETF, GraniteShares 1.5x Long XOM Daily ETF, GraniteShares 1.5x Short XOM Daily ETF, GraniteShares 1.5x Long AAL Daily ETF, GraniteShares 1.5x Short AAL Daily ETF, GraniteShares 1.75x Short AAPL Daily ETF, GraniteShares 1.25x Short AMD Daily ETF, GraniteShares 1.5x Short COIN Daily ETF, GraniteShares 1.5x Long JPM Daily ETF, GraniteShares 1.5x Short JPM Daily ETF, GraniteShares 1.5x Long LCID Daily ETF, GraniteShares 1.5x Short LCID Daily ETF, GraniteShares 1.5x Short META Daily ETF, GraniteShares 1.5x Short NVDA Daily ETF, GraniteShares 1.5x Long RIVN Daily ETF, GraniteShares 1.5x Short RIVN Daily ETF, GraniteShares 1.75x Long TSLA Daily ETF, GraniteShares 1.5x Short TSLA Daily ETF, GraniteShares 1.5x Long XOM Daily ETF, and GraniteShares 1.5x Short XOM Daily ETF (the “Funds”).

The Trust is providing the below information in response to the comment given by you via telephone to Matthew Tobin on January 23, 2024. The comment is summarized below, with a corresponding response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. The Staff notes that the hypothetical VAR calculations provided appear to be as of a single observation date of January 5, 2024. Please supplementarily provide hypothetical VAR calculations for a longer back test.

Response:

Back tested data covering a three-month period have been provided in appendix A

*     *     *     *     *

If you have any questions or additional comments, please call the undersigned at 216-566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

cc:	JoAnn M. Strasser

Appendix A – Back tested VAR data

Parameters:

-	3-year historical data
-	20-day trading horizon
-	99% confidence level

Historical relative VAR analysis for +2x and -2x AAL

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x AAPL.

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x AMZN

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x AMD.

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x BABA

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x COIN

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x DIS

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x F

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x GOOGL

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x JPM

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x LCID

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x META

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x NVDA.

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x PLTR

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x RIVN

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x TSLA

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x UBER

Source: Bloomberg

Historical relative VAR analysis for +2x and -2x XOM

Source: Bloomberg